Exhibit 99.2

May 29, 2020

Dear Shareholders,

We continued to execute on our strategy in the first quarter of 2020. Revenue grew 62% y/y to $21.2 million, gross margin expanded more than 360 basis points from a year ago, and we reported positive adjusted EBITDA. The first quarter was historic as COVID-19 spread into a global pandemic. Our hearts go out to those who have suffered from the pandemic, especially those who lost loved ones. We thank all frontline medical workers around the world who are fighting the virus and saving lives.

We continue to monitor developments in the crisis and adjust our operations accordingly. Our highest priority is to ensure the health and safety of our employees, their families, and our customers and partners. Fortunately, at this time none of our employees have tested positive for the virus. We have taken and continue to take all necessary precautions. We are complying with respective national authorities’ guidelines and recommendations, and we are taking precautionary measures at all locations to limit the spread of the virus, mitigate risk, and keep everyone safe.

As discussed in our press release issued on April 21, 2020, when the crisis took hold in our major markets in Europe and the U.S. in March, we immediately implemented initiatives to ensure the health and well-being of our employees and business partners, and to support government efforts to control the pandemic. Beginning in early March, we transitioned all employees from offices in Europe and the U.S. to a remote work environment, with a few exceptions where physical presence is necessary for operating projects. Our single office in Shanghai, China re-opened in mid-February after being closed since the start of the Chinese Lunar New Year holiday in late January.

In most countries where we operate, power generation is considered critical infrastructure. As such, while our operations were slowed, we were able to conduct business while protecting our employees. In addition to protecting the health of our stakeholders, we consider it important to economically support our employees and communities.

Work continues at individual projects in the U.S. and other international markets based on their stage of development. Projects in phases conducive to remote monitoring work continue uninterrupted; these stages include financing, design, permitting, sales, etc. Some projects under construction are close to completion, and travel restrictions are affecting the commissioning and testing of those projects. Other projects under construction are temporarily delayed as we wait for delivery of key components, such as modules. The impact on completion dates is uncertain and our current estimates are delays of several months for projects under construction. Construction continues uninterrupted at projects elsewhere that have all components delivered.

Travel constraints related to COVID-19 lockdowns caused a delay in closing the sale of two projects in Hungary. The closing slipped from its scheduled time in late March into April, due to the cancellation of in-person meetings, along with the temporary closing of financial institutions. The sale closed in the first week of April and revenue from the sale will be recognized in the second quarter.

Despite the COVID-19 impact, we executed well during the quarter. Our team did an excellent job navigating the crisis and associated logistics disruptions. We were able to complete the sale of projects in Canada and Hungary, and we received a variety of support for our working capital and general corporate purposes. We are thankful to have minimized the economic impact on our business, while optimizing care for our employees.

As the crisis stabilizes in certain countries and some governments ease lockdowns, we are seeing signs of renewed business activity. We remain optimistic about multi-year growth prospects. In the rest of this letter, I will remind you of why we are so excited about our future.

Large Market Opportunity

The global solar power project development business is large yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and will become the single largest source globally of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Both Europe and the U.S. are expected to be the two key markets driving the growth of renewables in the next several years. With our focus on the U.S. and European markets (primarily Poland, Hungary, Spain, France, and the U.K.), we believe we are strategically positioned for growth.

Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generate attractive returns. As of March 31, 2020, our total project pipeline was approximately 700 MW, and our late-stage pipeline slightly increased to 423 MW from 417 MW last quarter. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects. Importantly, we intend to add incremental project pipeline in our core markets (the U.S., U.K., Spain, Poland, France, Germany and Hungary) to reach 1GW by the end of 2020. Our teams around the world are dedicated to our success, possessing excellent skills and years of industry experience. In addition, we believe our healthy balance sheet provides a strong foundation to fund growth.

First Quarter 2020 Highlights

	Q1’20 ($ millions)	Q1’19 ($ millions)	Y/Y Change
Revenue	$21.2	$13.1	+62%
Gross Profit	$1.4	$0.4	+273%
Non-GAAP Operating Loss	($0.7)	($1.9)	N/A
Adjusted EBITDA	$0.94	($0.01)	N/A
Non-GAAP net loss attributed to ReneSola Ltd	($2.0)	($3.9)	N/A

•	Revenue was $21.2 million, ahead of the guidance range of $18 to $20 million;
o	$16.1 million from the Project Development business
o	$4.8 million from the IPP business, primarily from the sale of electricity in China
•	Gross margin was 6.4%, compared to 26.9% in Q4 2019 and 2.8% in Q1 2019;
•	Non-GAAP[1] net loss attributed to ReneSola Ltd was $2.0 million, compared to non-GAAP net income of $4.3 million in Q4 2019 and non-GAAP net loss of $3.9 million in Q1 2019;
•	During the first quarter of 2020, we sold 7.02 MW of FiT projects in Canada and connected 0.6 MW of “micro projects” in Hungary.

Attractive Profit-Optimized Project Pipeline

1 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

The development pipeline is strong at around 700 MW, of which over 420 MW are late-stage projects and about 30 MW are under construction. We believe the profile of this pipeline is attractive due to its broad geographic diversification in the best markets.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	171.0	15.0
Poland	28.0	--
Hungary	26.7	15.0
France	71.5	--
Spain	36.0	--
U.K.	90.0	--
Total	423.2	30.0

Strong Performance and Outlook around the World

United States

Our late-stage projects total 171 MW, of which 52.7 MW are community solar projects in Minnesota and New York. Additionally, we have projects under development in Utah, Florida, and Maine. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Utah	UT	9.2	DG	Development	2020	Project Development
MN-VOS	MN	12.0	Community Solar	Development	2020	Project Development
New York	NY	25.7	Community Solar	Development	2020/2021	Project Development
Florida	FL	100.0	TBD	Development	2021	Project Development
Maine	ME	9.1	TBD	Development	2021	Project Development
MN 2.2	MN	15.0	Community Solar	Construction	2020	Project Development
	Total	171.0

Poland

As of March 31, 2020, we had total projects of 28 MW in our development pipeline, 7 MW were awarded to us in the government auction in December 2019.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2019 Dec	Poland	19.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Auction 2020 Q4	Poland	9.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Total		28.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has multiple “micro projects,” with an average size of 0.5 MW per project, bringing total capacity to 26.7 MW. Of the late-stage projects, 15.0 MW are under construction and expected to be connected to the grid in the second and third quarter of 2020.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs,” 0.5 MW each	Hungary	15.0	DG	Under construction (Signed sales contract)	2020	Build-Transfer
Portfolio of “Micro PPs,” 0.5 MW each	Hungary	11.7	DG	Ready to build	2020	Build-Transfer
Total		26.7

France

In France, we have a project pipeline of 71.5 MW, all of which are ground-mounted projects. Additionally, one of these ground-mounted projects is a 30 MW solar park we are developing with our strategic partner, Green City Energy.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK-Eguilles	France	30.0	Ground-mounted	Development	2021/2022	Project Development
Minjoulet	France	4.0	Ground-mounted	Development	2021/2022	Project Development
Les Termes	France	4.5	Ground-mounted	Development	2021/2022	Project Development
Les Toiras	France	3.0	Ground-mounted	Development	2021/2022	Project Development
AMI Aups / Tenergie	France	30.0	Ground-mounted	Development	2021/2022	Project Development
Total		71.5

Spain

We have a late-stage pipeline of 36 MW of ground-mounted projects primarily located in the Murcia and Alicante regions.

Spain: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Caravaca	Murcia, Spain	6.0	Ground-mounted	Under Development	2020	Build-Transfer
Altajero	Murcia, Spain	6.0	Ground-mounted	Under Development	2020	Build-Transfer
Abanilla	Alicante, Spain	4.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Pedrera	Alicante, Spain	10.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Serrata	Alicante, Spain	10.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Total		36.0

U.K.

We have a late-stage pipeline of 90 MW of ground-mounted projects which are under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
UK	47.0	Ground-mounted	Under Development	2020/2021	Project Development
UK	43.0	Ground-mounted	Under Development	2021	Project Development
Total	90.0

Operating Assets and Completed Projects for Sale

We currently own 216 MW of operating projects. Of the 216 MW of assets, we operate 172 MW of rooftop projects in China, 24.1 MW in the U.S., 15.4 MW in Romania, and 4.3 MW in the United Kingdom. The China rooftop solar projects are concentrated in a few eastern provinces with credit-worthy Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	172.0
- Zhejiang	47.6
- Henan	56.4
- Anhui	31.6
- Hebei	17.2
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
Romania	15.4
United States	24.1
United Kingdom	4.3
Total	215.8

As of March 31, 2020, we had 0.6 MW of completed projects that are currently for sale.

Completed Projects for Sale	Capacity (MW)
Hungary	0.6
Total	0.6

First Quarter 2020 Financial Details

Revenue

First quarter revenue was $21.2 million, down sequentially and up year-over-year. Revenue from Project Development was largely driven by the sale of solar projects in Canada. Energy sales were mostly from the 25.8 million KWh generated by our rooftop DG projects in China.

Gross Profits and Gross Margin

Gross profit was $1.4 million in Q1 of 2020, yielding a gross margin of 6.4%. This compares to a gross profit of $7.1 million and gross margin of 26.9% in Q4 of 2019, and a gross profit of $0.4 million and gross margin of 2.8% in Q1 of 2019. The sequential decline in gross margin mainly reflects the sale of a large project in Canada, which was marginally profitable. Canada is not a focus market for Renesola Power, and this sale recycled a significant amount of cash for more profitable future investment.

Operating Expense and Operating Income

First quarter operating expenses were $2.5 million, down sequentially and flat year-over-year. Marketing expenses of $68,000 were down sequentially and up year-over-year. General and administrative expenses of $2.0 million were down both sequentially and year-over-year. The decrease in general and administrative expenses reflected the Company’s commitment to exercise disciplined expense control.

First quarter operating loss was $1.1 million, compared to $13.3 million in Q4 2019 and $2.1 million in Q1 2019. Non-GAAP2 operating loss in Q1 2020 was $0.7 million, compared to non-GAAP operating income of $5.3 million in Q4 2019 and non-GAAP operating loss of $1.9 million in Q1 2019.

Net Income/loss

Q1 2020 net loss attributed to ReneSola Ltd was $4.4 million, compared to a loss of $10.9 million in Q4 2019 and a loss of $5.4 million in Q1 2019. Net loss per share was $0.09 in Q1 2020, compared to net loss per share of $0.23 in Q4 2019 and net loss per share of $0.14 in Q1 2019.

Q1 non-GAAP net loss attributed to ReneSola Ltd was $2.0 million, compared to non-GAAP net income of $4.3 million in Q4 2019 and non-GAAP net loss of $3.9 million in Q1 2019. Non-GAAP net loss per share was $0.04, compared to non-GAAP net income per share of $0.09 in Q4 2019 and non-GAAP net loss per share of $0.01 in Q1 2019.

Financial Position

We had cash and equivalents of $15.5 million as of March 31, 2020, compared to $24.3 million as of December 31, 2019 and $7.0 million as of March 31, 2019. Long-term borrowings were $8.5 million as of March 31, 2020, compared to $3.4 million as of December 31, 2019 and $11.0 million as of March 31, 2019. Long-term failed sale-lease back and finance lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $44 million as of March 31, 2020, compared to $46.7 million as of December 31, 2019 and $78.1 million as of March 31, 2019. Short-term borrowings were $33.5 million as of March 31, 2020, down from $35.8 million as of December 31, 2019 and $80.6 million as of March 31, 2019.

Cost of Capital

An important performance objective is to lower the Company’s cost of capital. We believe that our current stock market valuation does not fully reflect the sustainability of our return to profitable growth, nor our strengthening balance sheet. Supporting our viewpoint is the table below of key valuation metrics, which are among the lowest when compared to a peer group of other solar project developers.

Outlook

For 2020, we continue to expect revenue in the range of $80 to $100 million and overall gross margin in the range of 18 % to 20%. For the second quarter of 2020, we expect revenue to be in the range of $22 to $25 million and overall gross margin in the range of 17% to 20%.

Conclusion

We remain confident that we have the right strategy, as our strategic focus on the U.S. and Europe positions us as a global leader in project development. We intend to drive down our cost of capital by continuing to strengthen our balance sheet, and through greater visibility and accessibility in the U.S. capital markets. We are focused on operating efficiently and profitably, delivering high returns and generating good cash flow, which we believe can drive a higher valuation over time. In 2020, we will continue to grow our business globally. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we believe we are well-positioned to deliver profitable growth in the years ahead.

2 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

First Quarter 2020 Earnings Results Conference Call

We will host a conference call today to discuss our Q1 2020 business and financial results. The call is scheduled to begin at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time).

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4498215

A replay of the conference call may be accessed by phone at the following numbers until June 12, 2020. To access the replay, please reference the conference passcode 4498215.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://www.renesolapower.com.

Sincerely,

Yumin Liu

Chief Executive Officer

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Appendix 1:

RENESOLA LTD

 Unaudited Consolidated Statements of Income

 (US dollars in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019

Net revenues	21,162	26,529	13,058
Cost of revenues	(19,801)	(19,390)	(12,693)
Gross profit	1,361	7,139	365

Operating (expenses) income:
Sales and marketing	(68)	(285)	(23)
General and administrative	(2,049)	(8,608)	(2,323)
Impairment of long-lived assets	(80)	(1,326)	-
Other operating loss	(303)	(10,226)	(122)
Total operating expenses	(2,500)	(20,445)	(2,468)

Loss from operations	(1,139)	(13,306)	(2,103)

Non-operating (expenses) income:
Interest income	207	587	113
Interest expense	(1,606)	(2,277)	(2,320)
Foreign exchange gains (loss)	(2,129)	719	(1,227)
Loss before income tax, noncontrolling interests	(4,667)	(14,277)	(5,537)

Income tax expense	(10)	(182)	(15)
Net income loss	(4,677)	(14,459)	(5,552)

Less: Net loss attributed to noncontrolling interests	(283)	(3,519)	(177)
Loss attributed to ReneSola Ltd	(4,394)	(10,940)	(5,375)

Income (loss) attributed to ReneSola Ltd per share
Basic	(0.09)	(0.23)	(0.14)
Diluted	(0.09)	(0.23)	(0.14)

Weighted average number of shares used in computing income (loss) per share*
Basic	48,081,890	48,081,890	38,081,890
Diluted	48,081,890	48,081,890	38,081,890

 *Share refers to our American depositary shares (ADSs), each of which represents 10 ordinary shares

Appendix 2:

RENESOLA LTD

 Unaudited Consolidated Balance Sheets

 (US dollars in thousands)

	Mar 31,	Dec 31,	Mar 31,
	2020	2019	2019
ASSETS
Current assets:
Cash and cash equivalents	15,458	24,292	6,986
Restricted cash	1,118	405	2,981
Accounts receivable, net of allowances for doubtful accounts	15,208	13,835	40,159
Advances to suppliers, net	190	248	387
Value added tax recoverable	5,794	7,508	10,571
Prepaid expenses and other current assets	6,397	6,069	11,966
Project assets current	22,027	32,125	65,119
Assets held for sale	17,972	18,579	-
Total current assets	84,164	103,061	138,169

Property, plant and equipment, net	139,424	143,301	150,826
Deferred tax assets, net	901	838	1,379
Project assets non-current	6,324	6,523	46,069
Operating lease right-of-use assets	23,564	23,991	36,699
Finance lease right-of-use assets	24,501	24,992	38,614
Other non-current assets	18,026	17,237	5,903
Total assets	296,904	319,943	417,659

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	33,548	35,757	80,600
Bond payable current	-	2,504	8,162
Accounts payable	6,949	20,431	12,528
Advances from customers	1,234	86	34
Amounts due to related parties	2,640	2,748	15,392
Other current liabilities	24,493	27,163	39,404
Income tax payable	851	1,078	894
Salary payable	401	438	616
Operating lease liabilities current	485	453	152
Failed sale-lease back and finance lease liabilities current	10,331	9,579	13,152
Liabilities held for sale	8,476	9,168	-
Total current liabilities	89,408	109,405	170,934

Long-term borrowings	8,475	3,367	11,035
Operating lease liabilities non-current	22,648	22,888	35,332
Failed sale-lease back and finance lease liabilities non-current	44,008	46,737	78,092
Total liabilities	164,539	182,397	295,393

Shareholders' equity
Common shares	530,208	530,208	519,313
Additional paid-in capital	9,807	9,713	9,529
Accumulated deficit	(446,740)	(442,346)	(438,890)
Accumulated other comprehensive loss	(2,933)	(2,859)	(1,845)
Total equity attributed to ReneSola Ltd	90,342	94,716	88,107
Noncontrolling interest	42,023	42,830	34,159
Total shareholders' equity	132,365	137,546	122,266

Total liabilities and shareholders' equity	296,904	319,943	417,659

Appendix 3:

RENESOLA LTD

 Unaudited Consolidated Statements of Cash Flow

 (US dollar in thousands)

	Three Months Ended
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019

Net cash provided by (used in) operating activities	(9,865)	14,500	(10,617)

Net cash provided by (used in) investing activities	1,181	1,793	(1,518)

Net cash provided by (used in) financing activities	(1,379)	(3,439)	12,205

Effect of exchange rate changes	1,942	1,360	871
Net increase (decrease) in cash and cash equivalents and restricted cash	(8,121)	14,214	941
Cash and cash equivalents and restricted cash, beginning of year	24,697	10,228	9,026
Cash and cash equivalents and restricted cash held for sale	-	255	-
Cash and cash equivalents and restricted cash, end of year	16,576	24,697	9,967

Appendix 4:

Use of Non-GAAP Financial Measures

To supplement ReneSola Ltd’s financial statements presented on a GAAP basis, ReneSola Ltd provides Adjusted EBITDA as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Ltd and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Ltd represents GAAP net income/(loss) attributed to ReneSola Ltd plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Ltd divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Ltd and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find this especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Reconciliation (Part 1)

	Three months ended
	March 31, 2020	Dec 31, 2019	March 31, 2019
	(in thousands)
Reconciliation of Revenue
GAAP Net revenue	$21,162	$26,529	$13,058
Add: Discount of electricity subsidy in china	128	1,297
Non-GAAP Net revenue	$21,290	$27,826	$13,058

GAAP Gross Margin
US. GAAP as reported	$1,361	$7,139	$365
Add: Discount of electricity subsidy in china	128	1,297
Non-GAAP Gross Margin	$1,489	$8,436	$365

Reconciliation of operating expenses
GAAP operating expenses	$(2,500)	$(20,445)	$(2,468)
Add: Discount of electricity subsidy in china	-	1,563	-
Add: Share based compensation	94	46	165
Add: Bad debt provision of receivables	(15)	6,051	(33)
Add: Impairment of long-lived assets	80	1,326	22
Add: Penalty of postponed property, plant and equipment payable	-	248	33
Add: Loss on disposal of project assets	-	6,435	-
Add: Loss on disposal of property, plant and equipment	199	1,679	181
Less: Gains on disposal of property, plant and equipment	-	(33)	(142)
Non-GAAP operating expenses	$(2,143)	$(3,131)	$(2,242)

GAAP to Non-GAAP Reconciliation (Part 2)

	Three months ended
	March 31, 2020	Dec 31, 2019	March 31, 2019
Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$(1,139)	$(13,306)	$(2,103)
Add: Discount of electricity subsidy in china	128	2,860	-
Add: Share based compensation	94	46	165
Add: Bad debt provision of receivables	(15)	6,051	(33)
Add: Impairment of long-lived assets	80	1,326	22
Add: Penalty of postponed property, plant and equipment payable	-	248	33
Add: Loss on disposal of project assets	-	6,435	-
Add: Loss on disposal of property, plant and equipment	199	1,679	181
Less: Gains on disposal of property, plant and equipment	-	(33)	(142)
Non-GAAP Operation Income(loss)	$(654)	$5,305	$(1,877)

Reconciliation of Net income (loss) attributed to ReneSola Ltd
GAAP Net income (loss) attributed to ReneSola Ltd	$(4,394)	$(10,940)	$(5,375)
Add: Discount of electricity subsidy in china	77	1,712	-
Add: Share based compensation	94	46	165
Add: Bad debt provision of receivables	(15)	6,051	(33)
Add: Impairment of long-lived assets	48	794	13
Add: Penalty of postponed property, plant and equipment payable	-	248	33
Add: Loss on disposal of project assets	-	6,435	-
Add: Loss on disposal of property, plant and equipment	119	1,005	108
Less: Gains on disposal of property, plant and equipment	-	(20)	(85)
Less: Interest income of discounted electricity subsidy in china	(106)	(353)	-
Add: Foreign exchange loss/(gain)	2,129	(719)	1,227
Non-GAAP Net income (loss) attributed to ReneSola Ltd	$(2,049)	$4,259	$(3,946)